UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Biondvax Pharmaceuticals Ltd. (the "Company", or "BiondVax") announces that on January 25, 2017, the Company engaged the services of Mizrahi Tefahot Bank Registration Company Ltd. to hold the Company's publicly traded ordinary shares, tradable options (Series 4) and tradable options (Series 5) on the Tel Aviv Stock Exchange Ltd. Mizrahi Tefahot Bank Registration Company Ltd. shall maintain and update the shareholders and tradable options holders records and facilitate new issuances, exercises and other share transfers in coordination with the TASE clearing house. Mizrahi Tefahot Bank Registration Company Ltd. shall replace the Company's engagement with Bank Leumi Registration Company Ltd., following Bank Leumi Registration Company Ltd.'s cessation of operations in August 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 26, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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